UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*
                              SUNTERRA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   86787D 20 8
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)
                            CD CAPITAL MANAGEMENT LLC
                       2 NORTH RIVERSIDE PLAZA, SUITE 720
                             CHICAGO, ILLINOIS 60606
                            ATTENTION: JOHN ZIEGELMAN
                            TELEPHONE: (312) 466-3226
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  with copy to:
                             GREENBERG TRAURIG, LLP
                              77 WEST WACKER DRIVE
                             CHICAGO, ILLINOIS 60601
                       ATTENTION: PETER H. LIEBERMAN, ESQ.
                            TELEPHONE: (312) 456-8400

                                 MARCH 12, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               PAGE 1 of 8 Pages

-------------------------------------------------------------------------------
CUSIP No. 86787D 20 8             SCHEDULE 13D/A              Page 2 of 8 Pages

-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: CD CAPITAL MANAGEMENT LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 31-1816593
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)   |X|
                                                            (b)   |_|
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                               |_|
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
-------------------------------------------------------------------------------
        NUMBER OF                 7.  SOLE VOTING POWER
          SHARES                      541,302 (SEE ITEM 5)
        BENEFICIALLY              8.   SHARED VOTING POWER
          OWNED BY                    -0- (SEE ITEM 5)
       EACH REPORTING             ---------------------------------------------
          PERSON                  9.  SOLE DISPOSITIVE POWER
           WITH                       541,302 (SEE ITEM 5)
                                  ---------------------------------------------
                                  10. SHARED DISPOSITIVE POWER
                                      -0- (SEE ITEM 5)
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         541,302

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.7% OF COMMON STOCK(1)
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

         IA, OO
-------------------------------------------------------------------------------
(1) Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.


                               PAGE 2 of 8 Pages

-------------------------------------------------------------------------------
CUSIP No. 86787D 20 8             SCHEDULE 13D/A              Page 3 of 8 Pages

-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: JOHN D. ZIEGELMAN

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)   |X|
                                                            (b)   |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                               |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
--------------------------------------------------------------------------------
        NUMBER OF                 7.  SOLE VOTING POWER
          SHARES                      566,302 (SEE ITEM 5)
        BENEFICIALLY              8.   SHARED VOTING POWER
          OWNED BY                    -0- (SEE ITEM 5)
       EACH REPORTING             ---------------------------------------------
          PERSON                  9.  SOLE DISPOSITIVE POWER
           WITH                       566,302 (SEE ITEM 5)
                                  ---------------------------------------------
                                  10. SHARED DISPOSITIVE POWER
                                      -0- (SEE ITEM 5)
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     566,302
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.9% OF COMMON STOCK(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------
(1) Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.


                               PAGE 3 of 8 Pages

-------------------------------------------------------------------------------
CUSIP No. 86787D 20 8             SCHEDULE 13D/A              Page 4 of 8 Pages

-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: MAGNETAR FINANCIAL LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     04-3818748
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)   |X|
                                                            (b)   |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                               |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                 7.  SOLE VOTING POWER
          SHARES                      782,000 (SEE ITEM 5)
        BENEFICIALLY              8.   SHARED VOTING POWER
          OWNED BY                    -0- (SEE ITEM 5)
       EACH REPORTING             ---------------------------------------------
          PERSON                  9.  SOLE DISPOSITIVE POWER
           WITH                       782,000 (SEE ITEM 5)
                                  ---------------------------------------------
                                  10. SHARED DISPOSITIVE POWER
                                      -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     782,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.0% OF COMMON STOCK(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------
(1) Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.


                               PAGE 4 of 8 Pages

-------------------------------------------------------------------------------
CUSIP No. 86787D 20 8             SCHEDULE 13D/A              Page 5 of 8 Pages

-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: ZIEGELMAN PARTNERS, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     36-4337005
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)   |X|
                                                            (b)   |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                               |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                 7.  SOLE VOTING POWER
          SHARES                      -0- (SEE ITEM 5)
        BENEFICIALLY              8.   SHARED VOTING POWER
          OWNED BY                    25,000 (SEE ITEM 5)
       EACH REPORTING             ---------------------------------------------
          PERSON                  9.  SOLE DISPOSITIVE POWER
           WITH                       -0- (SEE ITEM 5)
                                  ---------------------------------------------
                                  10. SHARED DISPOSITIVE POWER
                                      25,000 (SEE ITEM 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1% OF COMMON STOCK(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------
(1) Based on 19,719,896 shares of Common Stock of Sunterra Corporation outstanding on February 6, 2006.


                               PAGE 5 of 8 Pages

                                 SCHEDULE 13D/A

         CD Capital Management LLC, a Delaware limited liability company ("CD Capital"), John D. Ziegelman ("Mr. Ziegelman"), Magnetar Financial LLC, a Delaware limited liability company ("Magnetar"), and Ziegelman Partners, L.P., a Delaware limited partnership ("ZP-LP" and collectively with CD Capital, Mr. Ziegelman, and Magnetar, the "Reporting Persons") are jointly filing this Amendment No. 10 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the "Commission") on December 19, 2005, as amended by Amendment No. 1 thereto filed with the Commission on January 17, 2006, Amendment No. 2 thereto filed with the Commission on February 21, 2006, Amendment No. 3 thereto filed with the Commission on April 24, 2006, Amendment No. 4 thereto filed with the Commission on April 28, 2006, Amendment No. 5 thereto filed with the Commission on May 19, 2006, Amendment No. 6 thereto filed with the Commission on June 16, 2006, Amendment No. 7 thereto filed with the Commission on July 12, 2006, Amendment No. 8 thereto filed with the Commission on July 26, 2006, and Amendment No. 9 thereto filed with the Commission on September 19, 2006 (collectively, the "Schedule 13D").

         Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information:

         On March 12, 2007, the Issuer announced that it had entered into a definitive agreement (the "Acquisition Agreement") to be acquired by Diamond Resorts, LLC (the "Purchaser"), pursuant to a tender offer (the "Offer") to be commenced by the Purchaser to acquire the Issuer's issued and outstanding Common Stock at a purchase price of $16.00 per share in cash. As previously reported, Mr. Ziegelman, the Chairman of the Issuer's Board of Directors and of the Strategic Alternatives Committee of the Board, had (prior to joining the Board) advocated a sale of the Issuer, either as a whole or through separate sales of the European and North American operations. Mr. Ziegelman, in his capacity as a member of the Board, voted to approve the transactions contemplated by the Acquisition Agreement and to recommend (subject to exceptions set forth in the Acquisition Agreement) that the Issuer's shareholders accept the Offer and tender their shares pursuant thereto. In connection with the Board's approval of the Acquisition Agreement and the transactions contemplated thereby, Mr. Ziegelman has represented to the Issuer that he intends to tender pursuant to the Offer all of the shares of Common Stock owned of record or beneficially by him, except to the extent such tender would violate applicable federal securities laws. Magnetar also intends to tender pursuant to the Offer all of the shares of Common Stock owned of record or beneficially by it, except to the extent such tender would violate applicable federal securities laws.

         IMPORTANT NOTE: As of the date hereof, the tender offer for the outstanding common stock of the Issuer has not yet commenced. This document is neither an offer to purchase nor solicitation of an offer to sell securities. The Reporting Persons expect that at the time the Offer is commenced an affiliate of the Purchaser will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission ("SEC"), and the Issuer will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. The Reporting Persons expect that those materials will be made available to the Issuer's stockholders at no expense to them. In


                               PAGE 6 of 8 Pages
addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's web site: www.sec.gov.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to add the following information:

         In December 2006, Mr. Ziegelman received 3,530 shares of Common Stock directly from the Issuer pursuant to the Issuer's compensation plan for non-employee directors. Mr. Ziegelman subsequently contributed those shares to CD Capital. As a result of such acquisition and the other transactions described in this Schedule 13D, the Reporting Persons beneficially owned in the aggregate 1,348,302 shares of Common Stock, representing approximately 6.8% of the shares of Common Stock presently outstanding based upon the 19,719,896 shares of Common Stock reported by the Issuer to be outstanding as of February 6, 2006 in the Issuer's Form 10-Q filed with the Commission on February 14, 2006, all as further set forth below. As a result of the transactions described in this
Schedule 13D, the Reporting Persons may be deemed to beneficially own shares of Common Stock as follows:


                  NAME OF REPORTING PERSON           NUMBER OF SHARES OF          APPROXIMATE PERCENTAGE
                                                       COMMON STOCK                OF OUTSTANDING SHARES
Mr. Ziegelman                                               566,302                           2.9%
CD Capital                                                  541,302                           2.7%
Magnetar                                                    782,000                           4.0%
ZP-LP                                                        25,000                           0.1%


                               PAGE 7 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: March 12, 2007

                                  CD CAPITAL MANAGEMENT LLC

                                  By: ZP II LP, its Managing Member

                                  By: C3 Management Inc., its General Partner



                                  BY: /s/ John D. Ziegelman
                                      ------------------------------------------
                                      Name: John D. Ziegelman
                                      Title: President



                                  MAGNETAR FINANCIAL LLC



                                  By: /s/ Paul Smith

                                      ------------------------------------------
                                      Name: Paul Smith
                                      Title: General Counsel



                                  ZIEGELMAN PARTNERS, L.P.



                                  By: /s/ John D. Ziegelman
                                      ------------------------------------------
                                      Name: John D. Ziegelman
                                      Title: Managing Agent



                                      /s/ John D. Ziegelman
                                      ------------------------------------------
                                      JOHN D. ZIEGELMAN